UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated March 07, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 07 March 2025 entitled ‘Transaction in Own Shares’.

07 March 2025

Vodafone Group Plc ('Vodafone' or the 'Company')

Transaction in Own Shares

The Company has today cancelled 861,183,896 of its ordinary shares of US$0.20 20/21 ("Shares") previously held in Treasury.

Following the cancellation of these shares the Company holds 1,357,358,441 of its shares in Treasury. The Company's issued share capital, with one voting right per share consists of 25,030,927,461 ordinary shares US$0.20 20/21. This is the figure which should be used by shareholders as the denominator when determining whether they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

This announcement is made in accordance with the requirements of UKLR 9.8.2.

- ends -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: March 07, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary